Exhibit (a)(1)(G)
FORM OF REMINDER EMAIL NOTIFICATION TO ELIGIBLE OPTIONHOLDERS
REGARDING THE OFFER TO EXCHANGE ELIGIBLE OPTIONS
To: Eligible Optionholders
Subject: Reminder of Expiration of Offer to Exchange Eligible Options
We would like to remind you that you may be eligible to participate in Crosstex Energy, L.P.’s Offer to exchange certain eligible options for a lesser number of replacement options (the “Offer”), as described in our Offer to Exchange Certain Outstanding Options to Purchase Common Units for Replacement Options to Purchase Common Units, dated May 13, 2009 (the “Offer to Exchange”) previously provided to you. The Offer is currently scheduled to expire at 5:00 p.m. CDT on June 11, 2009.
If you would like to participate in the Offer, you must complete and sign the Letter of Transmittal previously provided to you. You may return the completed Letter of Transmittal by facsimile to (214) 721-9383, by e-mail (with the completed Letter of Transmittal scanned and attached) to stacy.cardwell@crosstexenergy.com, or by regular mail or hand delivery to Crosstex Energy, L.P., Attention: Stacy Cardwell, 2501 Cedar Springs Rd., Dallas, Texas 75201.
If you would like to participate in the Offer, I must receive your receive your properly completed and signed Letter of Transmittal prior to 5:00 p.m. CDT on June 11, 2009, or such later time and date as to which the Offer may be extended. If you do not wish to accept the Offer, no action is required on your part.
If you have questions about the Offer or need additional copies of the Offer to Exchange, Letter of Transmittal or other related materials, contact me at (214) 721-9241 between 9:00 a.m. and 5:00 p.m. CDT, Monday through Friday.
Thank you,
Stacy Cardwell